SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on November 13, 2014 announcing financial results for the third quarter ended September 30, 2014, unaudited condensed interim financial statements as of September 30, 2014 and operating and financial review for the third quarter ended September 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 13, 2014	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer

VBL Therapeutics Announces Third Quarter 2014 Financial Results

TEL AVIV, Israel, November 13, 2014 — VBL Therapeutics (NASDAQ: VBLT), a clinical-stage biotechnology company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases, today reported third quarter 2014 financial results.

“We are extremely pleased by our progress in the third quarter,” said Dror Harats, chief executive officer of VBL. “We successfully completed our initial public offering, raising net proceeds of $34.9 million, and providing VBL with the financial resources to continue advancing the development of our rich oncology and inflammation pipelines. Earlier this morning, we released encouraging interim data from our Phase 2 trial of VB-111 in patients with recurrent glioblastoma, or rGBM, and we remain on track to initiate a pivotal Phase 3 study in this indication in the first half of 2015. Additionally, we completed enrollment in two Phase 2 trials for VB-201 in psoriasis and ulcerative colitis, and look forward to reporting top-line results from these studies in the first quarter of 2015. We believe these successes reflect both the strength of our team and of our proprietary platform technologies, and underscore our continued commitment to advancing our programs expeditiously through the clinic.”

Third Quarter and Recent Business Highlights:

•	Presented positive interim results from VB-111 Phase 1/2 Study: Earlier today, VBL announced positive preliminary results from its ongoing Phase 2 trial of VB-111 in patients with recurrent glioblastoma (rGBM). Improved overall survival was suggestive in patients with rGBM who received VB-111 as a standalone drug and who, upon further progression, were treated with VB-111 in combination with bevacizumab (Avastin®) compared to patients treated with bevacizumab alone upon further progression.

•	Completed enrollment in VB-201 Phase 2 Studies: In June, VBL announced completed enrollment of two Phase 2 studies evaluating the efficacy of lead Lecinoxoid compound VB-201 in psoriasis and ulcerative colitis. Top line results are expected in the first quarter of 2015.

•	Completed Initial Public Offering: In September, VBL completed an initial public offering (IPO) of common stock, raising net proceeds of $34.9 million.

Third Quarter 2014 Financial Results:

•	Cash Position: Cash and cash equivalents as of September 30, 2014 were $4.8 million, compared to $9.4 million at year end 2013. The decrease was primarily driven by investment in the Company’s clinical development candidates. As of October 6, 2014 the Company recorded net proceeds of $34.9 million from the initial public offering of 6.8 million shares of the Company’s common stock.

•	R&D Expenses: Research and development expenses were $3.0 million in the third quarter of 2014, compared to $3.1 million in the comparable period in 2013. The decrease in R&D expenses was largely due to a $0.7 million increase in the amount of OCS grants received in support of the Company’s Lecinoxoid project.

•	G&A Expenses: General and administrative expenses were $0.4 million in the third quarter of 2014, compared to $0.6 million in the comparable period in 2013. The decrease in G&A expenses was due primarily to a decrease in headcount, partially offset by an increase in travelling costs and other expenses.

•	Net Loss: Net loss was $3.5 million for the third quarter of 2014, compared to net loss of $4.6 million for the comparable period in 2013.

Conference Call:

VBL Therapeutics will be hosting a conference call and webcast today, November 13, 2014, at 8:30 a.m. U.S. Eastern Time. The conference call may be accessed by dialing 877 280 2296 for domestic participants and 972 3721 9510 for international participants (reference conference ID 5690797). A live webcast of the call will be available online from the investor relations section of the company website at ir.vblrx.com. A webcast replay of the conference call will be available on the VBL website beginning approximately two hours after the event, and will be available for 30 days.

About VBL:

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. VBL Therapeutics’ clinical pipeline is based on two distinct, proprietary platform technologies—an oncology program and an anti-inflammatory program—that leverage the body’s natural physiologic and genetic regulatory elements. The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. VB-111 has received orphan drug designation in both the United States and Europe and was granted Fast Track designation by the FDA for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. VBL Therapeutics expects to begin the pivotal Phase 3 trial for VB-111 in rGBM in the first half of 2015, under a special protocol assessment agreement granted by the FDA. VBL Therapeutics’ lead product candidate from its anti-inflammatory program, VB-201, is an oral small molecule currently being evaluated in Phase 2 clinical trials for psoriasis and for ulcerative colitis, with top-line results expected in the first quarter of 2015.

Forward Looking Statements:

This press release contains forward-looking statements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Paul Cox

Stern Investor Relations, Inc.

(212) 362-1200, paul@sternir.com

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	December 31, 2013	September 30, 2014
	(Audited)	(Unaudited)
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$9,377	$4,776
Short-term bank deposits	1,494
Other current assets	507	3,501

TOTAL CURRENT ASSETS	11,378	8,277

NON-CURRENT ASSETS:
Property and equipment, net	436	384
Long-term prepaid expenses	13	27

TOTAL NON-CURRENT ASSETS	449	411

TOTAL ASSETS	11,827	8,688

Liabilities and equity (capital deficiency)
CURRENT LIABILITIES:
Accounts payable:
Trade	1,348	2,401
Other	2,897	3,133

TOTAL CURRENT LIABILITIES	4,245	5,534

NON-CURRENT LIABILITIES:
Convertible loan	31,039
Severance pay obligations, net	126	118

TOTAL NON-CURRENT LIABILITIES	31,165	118

TOTAL LIABILITIES	35,410	5,652

EQUITY (CAPITAL DEFICIENCY):
Ordinary Shares	1	2
Preferred Shares	7	8
Other comprehensive income	29	29
Additional paid in capital	86,133	125,022
Accumulated deficit	(109,753)	(122,025)

TOTAL EQUITY (CAPITAL DEFICIENCY)	(23,583)	3,036

TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	11,827	8,688

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three month ended September 30		Nine month ended September 30
	2013	2014	2013	2014
	U.S dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES, NET	3,129	2,966	9,541	8,278
ADMINISTRATIVE AND GENERAL EXPENSES	613	423	1,616	1,477

OPERATING LOSS	3,742	3,389	11,157	9,755

FINANCIAL INCOME	(156)	(1)	(189)	(5)
FINANCIAL EXPENSES:
Loss from change in fair value of convertible loan	979		979	2,342
Other financial expenses	6	127	16	180

FINANCIAL EXPENSES, NET	829	126	806	2,517

COMPREHENSIVE LOSS	$4,571	$3,515	$11,963	$12,272

LOSS PER ORDINARY SHARE, basic and diluted	$4.16	$2.45	$10.89	$9.98

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTING LOSS PER SHARE – BASIC AND DILUTED	1,098,239	1,435,425	1,098,239	1,229,968

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2014

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	December 31, 2013	September 30, 2014
	(Audited)	(Unaudited)
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	9,377	4,776
Short-term bank deposits	1,494
Other current assets	507	3,501

TOTAL CURRENT ASSETS	11,378	8,277

NON-CURRENT ASSETS:
Property and equipment, net	436	384
Long-term prepaid expenses	13	27

TOTAL NON-CURRENT ASSETS	449	411

TOTAL ASSETS	11,827	8,688

Liabilities and equity (capital deficiency)
CURRENT LIABILITIES:
Accounts payable:
Trade	1,348	2,401
Other	2,897	3,133

TOTAL CURRENT LIABILITIES	4,245	5,534

NON-CURRENT LIABILITIES:
Convertible loan	31,039
Severance pay obligations, net	126	118

TOTAL NON-CURRENT LIABILITIES	31,165	118

TOTAL LIABILITIES	35,410	5,652

EQUITY (CAPITAL DEFICIENCY):
Ordinary Shares	1	2
Preferred Shares	7	8
Other comprehensive income	29	29
Additional paid in capital	86,133	125,022
Accumulated deficit	(109,753)	(122,025)

TOTAL EQUITY (CAPITAL DEFICIENCY)	(23,583)	3,036

TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	11,827	8,688

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three month ended		Nine month ended
	September 30		September 30
	2013	2014	2013	2014
	U.S dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES, NET	3,129	2,966	9,541	8,278
ADMINISTRATIVE AND GENERAL EXPENSES	613	423	1,616	1,477

OPERATING LOSS	3,742	3,389	11,157	9,755

FINANCIAL INCOME	(156)	(1)	(189)	(5)
FINANCIAL EXPENSES:
Loss from change in fair value of convertible loan	979		979	2,342
Other financial expenses	6	127	16	180

FINANCIAL EXPENSES, NET	829	126	806	2,517

COMPREHENSIVE LOSS	4,571	3,515	11,963	12,272

LOSS PER ORDINARY SHARE, basic and diluted	4.16	2.45	10.89	9.98

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTING LOSS PER SHARE – BASIC AND DILUTED	1,098,239	1,435,425	1,098,239	1,229,968

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

(UNAUDITED)

					Other	Additional
	Number of shares		Ordinary Shares	Preferred Shares	comprehensive income	paid in capital	Accumulated deficit	Total
	Ordinary	Preferred	U.S dollars in thousands
BALANCE AT JANUARY 1, 2013	1,098,248	10,069,566	1	7	7	105,040	(92,383)	12,672
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2013:
Share-based payments-value of employees and non-employees services						330		330
Excess of fair value of convertible loan at the date of inception, over the amount received						(19,401)		(19,401)
Comprehensive loss							(11,963)	(11,963)

BALANCE AT SEPTEMBER 30, 2013	1,098,248	10,069,566	1	7	7	85,969	(104,346)	(18,362)

BALANCE AT JANUARY 1, 2014	1,098,248	10,069,566	1	7	29	86,133	(109,753)	(23,583)
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2014:
Share-based payments-value of employees and non-employees services						305		305
Conversion of Convertible loan into preferred E shares		1,082,235		1		33,380		33,381
Issuance of preferred E shares		413,096				4,938		4,938
Employees stock options exercised	475,131		1			266		267
Comprehensive loss							(12,272)	(12,272)

BALANCE AT SEPTEMBER 30, 2014	1,573,379	11,564,897	2	8	29	125,022	(122,025)	3,036

The accompanying notes are an integral part of these condensed financial statements.

(Continued) - 1

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Nine months ended September 30
	2013	2014
	(Unaudited)
	U.S dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss for the period	(11,963)	(12,272)
Adjustments required to reflect net cash used in operating activities (see appendix A)	2,491	1,047
Interest received	37	9

Net cash used in operating activities	(9,435)	(11,216)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(23)	(49)
Short-term deposits, net	710	1,494

Net cash generated from investing activities	687	1,445

CASH FLOWS FROM FINANCING ACTIVITIES -
Exercised of employees stock options		267
Convertible loan	10,000
Issuance of preferred E shares		4,938

Net cash generated from financing activities	10,000	5,205

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,252	(4,566)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,936	9,377
EXCHANGE GAINS ON CASH AND CASH EQUIVALENTS	50	(35)

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	7,238	4,776

(Concluded) - 2

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Nine months ended September 30
	2013	2014
	(Unaudited)
	U.S dollars in thousands

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	129	101
Interest income	(37)	(9)
Loss from change in fair value of convertible loan	979	2,342
Exchange gains on cash and cash equivalents	(50)	35
Net changes in severance pay	7	(8)
Share-based payments	330	305

	1,358	2,766

Changes in working capital:
Increase in other current assets	(113)	(2,994)
Increase in long term prepaid expenses	16	(14)
Increase accounts payable and accruals:
Trade	776	1,053
Other	454	236

	1,133	(1,719)

	2,491	1,047

APPENDIX B -
non cash activity -
conversion of convertible loan into preferred E shares		33,381

The accompanying notes are an integral part of the condensed financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

a.	General

Vascular Biogenics Ltd. (the “Company”) was incorporated on January 27, 2000 as a company limited by shares under the name Medicard Ltd. In January 2003, the Company changed its name to Vascular Biogenics Ltd. The Company is a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. Since its inception, the Company has been engaged in research and development activities.

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since the Company is engaged in research and development activities, it has not yet derived income from its activity and has incurred through September 30, 2014 accumulated losses in the amount of $122 million.

b.	Basis of preparation

The Company’s condensed interim financial statements as of September 30, 2014 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2013 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

c.	Significant accounting policies

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2013 and for the year then ended.

d.	Financial risk management

The company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the company’s annual financial statements as at 31 December 2013. There have been no changes in the risk management department or in any risk management policies since the year end.

NOTE 2 - SHAREHOLDERS’ EQUITY:

a.	In March 2014, the holders of all then outstanding Preferred Shares waived their preferential conversion rights with respect to the currently contemplated public offering.

On October 6, 2014 as a result of closing an initial public offering by the company (see Note 3 ), all outstanding Preferred Shares were converted into Ordinary shares at a 1:1 conversion ratio.

b.	In January 2014 and May 2014, two former employees exercised options to purchase an aggregate of 132,134 Ordinary Shares. The total cash exercise price received by the Company in those transactions was $266 thousand.

c.	On April 23, 2014, the shareholders of the Company approved a grant to Prof. Dror Harats of an option to purchase 374,909 Ordinary Shares of the Company under the Company’s Employee Share Ownership and Option Plan (“the 2011 plan”). The grant will become effective and is contingent upon the closing of the initial public offering of the shares of the Company on The NASDAQ Global Market. The option will not be subject to vesting but will be subject to the two-year escrow prescribed by law, and the exercise price per Ordinary Share will be the nominal value thereof.

The fair value of the grant, to be recorded as administrative and general expenses in the fourth quarter of 2014, is $2,245 thousands.

d.	On June 18, 2014 the Company’s shareholders approved an increase, effective immediately, of the number of shares underlying the 2011 Plan by 900,000 Ordinary Shares.

e.	On June 18, 2014, the Company’s shareholders approved the adoption of the Employee Share Ownership and Option Plan (2014) (“2014 Plan”) effective as of the closing of the public offering, including the reservation of such number of Ordinary Shares that would have otherwise returned to or remain unallocated under the Company’s current plans upon and following the effectiveness of the 2014 Plan.

f.	On July 10, 2014, the Company executed a 1-to-4.5 forward share split of the Company’s shares by way of an issuance of bonus shares for each share. Upon the effectiveness of the forward share split, (i) 3.5 bonus shares were issued for each outstanding share, (ii) the number of ordinary shares into which each outstanding option to purchase ordinary shares is exercisable was proportionally increased, and (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately decreased. All of the share numbers, loss per share amounts, share prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this 1-to-4.5 forward share split.

g.	On July 10, 2014, the Company increased its authorized capital to 70,000,000 shares, NIS 0.01 par value.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 3 - SUBSEQUENT EVENTS:

a.	On October 6, 2014 the Company closed an initial public offering of 6,666,667 ordinary shares in a price per share of $6.00 on The NASDAQ Global Market. The gross proceeds amount to $40.0 million, underwriters’ commission amount to $2.8 million and expenses related to the offering amount to $2.8 million.

b.	On November 5, 2014 the Company received additional $0.5 million of net proceeds from the partial exercise of the underwriters’ option.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes and the other financial information included elsewhere in this release and the prospectus dated October 2, 2014, issued in connection with our initial public offering. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Our audited financial statements as of December 31, 2013 and our unaudited financial statements for the 9 months ended on September 30, 2014 (the “Period”) have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

Unless stated otherwise comparisons included herein are made to the 9 month period ended on September 30, 2103 (the “Parallel Period”).

On September 30, 2014 we have completed a successful initial offering to the public of 6,666,667 of our ordinary shares at a price per share of $6.00. On October 30, 2014 the underwriters in the IPO partially exercised their option and purchased additional 93,751 shares. Our ordinary shares are listed on The NASDAQ Global Market under the symbol “VBLT.” As of November 13, 2014 we have 19,898,674 outstanding ordinary shares. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and have elected to adopt certain reduced public company reporting requirements.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a publicly-traded clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune-inflammatory diseases. VBL Therapeutics’ clinical pipeline is based on two distinct, proprietary platform technologies—an oncology program and an anti-inflammatory program—that leverage the body’s natural physiologic and genetic regulatory elements.

The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. VB-111 has received orphan drug designation in both the United States and Europe and was granted Fast Track designation by the U.S. Food and Drug Administration, or the FDA, for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. VBL Therapeutics expects to begin the single needed Phase 3 pivotal trial for VB-111 in rGBM in the first half of 2015 under a special protocol assessment, or SPA, whose design and planned analysis the FDA concurred with. VBL Therapeutics’ lead product candidate from its anti-inflammatory program, VB-201, is an oral small molecule currently being evaluated in Phase 2 clinical trials for psoriasis and for ulcerative colitis, with top-line results expected in the first quarter of 2015.

Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead products, VB-111 and VB-201, their regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the prospectus dated October 2, 2014, issued in connection with our initial public offering. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Overview

We are a clinical-stage biopharmaceutical company committed to the discovery, development and commercialization of first-in-class treatments for cancer and immune- inflammatory diseases. Our clinical pipeline is based on two distinct, proprietary platform technologies that leverage the body’s natural physiologic and genetic regulatory elements. To date, we have developed two programs based on these platforms—an oncology program and an anti-inflammatory program. Our lead product candidate from our oncology program, VB-111, is a gene-based biologic that we are initially developing for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained Fast Track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. The FDA has concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to a special protocol assessment, or SPA. We intend to begin this trial in the first half of 2015. Our lead product candidate from our anti-inflammatory program, VB-201, is an oral small molecule we are currently evaluating in Phase 2 clinical trials for psoriasis and for ulcerative colitis. We have completed enrollment of both of these Phase 2 clinical trials and we expect top-line results from these trials in the first quarter of 2015.

Our oncology program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels. We believe this technology will allow us to develop product candidates for multiple oncology indications. Our anti-inflammatory program is based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed, that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. We believe our two distinct platform technologies provide us with an opportunity to develop a diversified portfolio of product candidates targeting both orphan indications and large markets.

The following paragraphs summarize our clinical product candidate from our two platform technologies:

VB-111

We are developing VB-111, the lead oncology product candidate from our VTS platform technology, for solid tumor indications, with current clinical trials in rGBM, thyroid cancer and ovarian cancer.

We are conducting an open-label Phase 2 clinical trial in rGBM, which we originally initiated as an adaptive Phase 1/2 trial. The trial is intended to evaluate the safety and efficacy of VB-111, both by itself and in combination with Avastin (bevacizumab), an anti-angiogenesis agent approved by the FDA for use in rGBM. In interim analyses of data from this trial, we have observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment until the patient’s death. The FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapy agent commonly used to treat newly diagnosed glioblastoma, and radiation.

On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. However, commencement of the trial is subject to our providing the agency with more information regarding our potency release assay for the trial, information that we intend to submit by January 2015. We intend to begin our Phase 3 pivotal trial of VB-111 in rGBM in the first half of 2015. We are in the process of recruiting sites and investigators for the Phase 3 trial. The initiation of the Phase 3 trial is not contingent upon the conclusion of the ongoing Phase 2 trial in rGBM. We expect interim data from this Phase 3 trial to be available towards the end of 2016. Subject to our ability to raise sufficient funding in addition to the proceeds of this offering to complete the trial, we expect final data to be available in the second half of 2017.

Additionally, based on observations from early clinical trials, we have advanced VB-111 into tumor specific, repeat-dose trials. In thyroid cancer, we are conducting an open-label Phase 2 clinical trial to evaluate safety and efficacy of VB-111. In ovarian cancer, clinical trials of bevacizumab, which, like VB-111, is an anti-angiogenic agent, demonstrated some improvement in progression free survival in women with high-risk advanced ovarian cancer. Therefore, we are conducting an additional Phase 1/2 clinical trial in ovarian cancer, which combines VB-111 therapy with paclitaxel, a common chemotherapeutic agent used to treat ovarian cancer, to evaluate safety and efficacy in this indication.

VB-201

Our lead anti-inflammatory product candidate from our Lecinoxoid platform technology, VB-201, focuses on modifying the immune-mediated native inflammatory response. We are currently studying VB-201 in Phase 2 clinical trials for psoriasis and for ulcerative colitis.

In July 2011, we completed an exploratory double-blind, placebo-controlled Phase 2 trial designed to evaluate safety and establish dosage of VB-201 in patients with psoriasis. In this trial, VB-201 was well-tolerated and met secondary efficacy endpoints, showing statistically significant improvements in multiple measures of disease severity. This trial also included a sub-study of psoriasis patients with cardiovascular risk factors measuring the effects of VB-201 on arterial inflammation related to atherosclerosis, or hardening of the arteries. The primary endpoint in this sub-study was the change from baseline in the level of vessel inflammation. This endpoint was met, with a statistically significant reduction in vessel inflammation in patients treated with an 80 mg dose of VB-201.

In November 2012, we started a randomized, double-blind Phase 2 clinical trial to evaluate the efficacy and safety of VB-201 in patients with moderate to severe psoriasis. In May 2014, we completed enrollment of this trial, which is being conducted at 29 sites, and for which we enrolled 194 patients.

In addition, we are studying VB-201 in ulcerative colitis. Our Phase 2 trial of VB-201 in ulcerative colitis was launched in January 2013, as a randomized, double-blind, placebo-controlled trial with 24 weeks of daily oral administration of VB-201. In May 2014, we completed enrollment of this trial, which is being conducted at 14 sites, and for which we enrolled 112 patients. To date, VB-201 has been administered to more than 600 patients, more than 300 of which received 160 mg/day dosing, across eight trials, with excellent safety profile.

Recent Company Developments

VB-111:

On July 1, 2014, pursuant to our request for an SPA, the FDA issued a concurrence with the design and planned analyses of our Phase 3 pivotal trial of VB-111 for rGBM, a randomized, controlled, double-arm, open-label multi-center trial of VB-111 with a primary endpoint of increased overall survival.

Glioblastoma is a devastating and rapidly progressing brain cancer that affects approximately 10,000 people in the US every year. Sadly, the overall survival of glioblastoma patients following recurrence of the disease is about 6 months without treatment. Historical data show that treatment with bevacizumab, which is the standard-of-care therapy, may possibly extend median OS of rGBM patients to 7-9 months, depending on the study. We developed VB-111 as a specific and targeted anti-angiogenic gene-therapy, which is not working only on one specific growth factor such as VEGF, but rather induces destruction of the angiogenic blood vessels that feed solid tumors. In an interim analysis we performed on November 2013, we found that a therapeutic dose of VB-111 as a monotherapy increased the median OS of rGBM patients to 12 months, relative to 8.6 months in treatment with low dose of VB-111. Aiming to maximize the therapeutic effect of VB-111, we allowed patients who did progress on VB-111 to stay on VB-111 and add bevacizumab.

Earlier today, we reported positive preliminary results from our ongoing Phase 2 trial of VB-111 in patients with rGBM.

The interim Phase 2 data for VB-111 were presented for 46 patients with rGBM treated with VB-111; upon further progression, 23 patients were treated with VB-111 in combination with bevacizumab, and 23 patients received bevacizumab alone. VB-111 in combination with bevacizumab demonstrated a numerically improved median overall survival of 504 days, compared to 235 days in patients on VB-111 followed by bevacizumab alone. Tumor response data, available for 15 of the patients who received VB-111 in combination with bevacizumab, showed stable disease or better in 12 patients (80%), reduction of at least 25% in RANO score in nine patients (60%) and partial response, defined by at least 50% reduction in tumor mass, in 3 patients (20%). The Company believes that this decrease in tumor mass and the subsequent increase in overall survival resulted from either increased exposure to VB-111 and/or a synergistic effect of VB-111 combined with bevacizumab, and support the design of VBL’s pivotal Phase 3 study, set to begin in the first half of 2015 under an SPA agreement granted by the FDA.

VB-201:

As of November 13, 2014 all the patients enrolled in our ongoing clinical trials in psoriasis and ulcerative colitis have completed their treatment. Accordingly, the last patients are expected to complete the follow-up period of the studies, by mid-December 2014. We expect top-line data from both of these Ph2 trials in the first quarter of 2015.

The following table summarizes the current status and expected milestones of our lead products:

Project	Status	Expected near-term milestones

VB-111	SPA for Phase 3 concurred with the FDA New interim data on combination of VB-111 + Avastin in rGBM suggests advantage of the combination therapy over Avastin alone	Preliminary Ph2 Thyroid data in Dec 2014 Initiation of pivotal trial in rGBM in 1H 2015. rGBM Ph2 data in 2H 2015 Ovarian Ph I/II data in 2H 2015.

VB-201	Completed treatment of patients in Psoriasis Ph2 trial Completed treatment of patients in ulcerative colitis Ph2 trial	End of both studies by mid-December 2014. Top-line data from both trials in 1Q 2015.

Financial Overview

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. Prior to our initial public offering, we funded our operations through private sales of preferred shares and grants from the Israeli Office of Chief Scientist, or OCS, under the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue.

Since inception, we have incurred significant losses. Our loss for the Period was $12.3 million. For the years ended December 31, 2012 and 2013, our loss was $12.2 million and $17.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2014, we had an accumulated deficit of $122 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaboration we may enter into, and our expenditures on other research and development activities.

As of September 30, 2014, we had cash, cash equivalents and short-term bank deposits of $4.8 million. To fund operations beyond the projected use of the proceeds from our recent IPO we will need to raise capital in addition to the proceedings from our IPO. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements.

As of September 30, 2014, we had 32 employees. Our operations are located in a single facility in Or Yehuda, Israel.

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development activities are the primary focus of our business. Related expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

•	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

•	expenses incurred in operating our laboratories and small-scale manufacturing facility;

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

•	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

•	supply, development and manufacturing costs relating to clinical trial materials;

•	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

•	costs associated with pre-clinical and clinical activities and regulatory compliance.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of September 30, 2014 and since our inception we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the OCS as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest as of September 30, 2014, totaled $18.7 million, of which $1.1 million were received in the Period. As of September 30, 2014, we had not paid any royalties to the OCS.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the OCS grants that we have received is detailed in the Prospectus dated October 2, 2014, issued in connection with our initial public offering.

Under applicable accounting rules, the grants from the OCS have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions, such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

We anticipate that our general and administrative expenses will increase following the completion of this offering due to many factors, the most significant of which include increased expenses related to legal and accounting services associated with maintaining compliance with NASDAQ listing rules and SEC requirements as a result of becoming a publicly traded company, Such as increased legal and accounting services, stock registration and printing fees, addition of new head count to support compliance and communication needs, and increased insurance premiums.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits.

Since July 2013 and until May 2014, as a result of our convertible loan, financial expenses primarily consisted of gains and losses that resulted from the re-measurement of our convertible loan liability. We continued to record adjustments to the estimated fair value of the convertible loan liability until it was converted into our Series E preferred shares in May 2014, after which we no longer record any related periodic fair value adjustments.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2013 of $102 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options to purchase our ordinary shares. The fair value of the services received in exchange for the grant of the options is recognized as an expense in our statements of comprehensive loss and is carried to additional paid-in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our share-based awards to employees, directors and service providers using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of public market for the trading of our shares and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital

Following this offering, the fair value of our ordinary shares will be determined based on the closing price of our ordinary shares on The NASDAQ Global Market.

Convertible Loan

In July 2013 we entered into a convertible loan agreement with shareholders and related parties of our company, which provided for the infusion of an aggregate amount of $10.0 million.

The convertible loan was issued for a consideration significantly lower than its fair value, including a concession, mainly attributed to the preferential conversion terms, to the investing shareholders of $19.4 million, or the Day 1 Difference, which was charged to additional paid-in capital within equity. After deferring the loss on the Day 1 Difference, we designated the entire loan (containing an embedded derivative) as a liability at fair value through profit and loss. The changes in the fair value from July 1, 2013 to May 31, 2013, were charged every quarter to financial expenses in the statement of comprehensive loss.

For more detail, see Note 8 to our December 31, 2013 financial statements and Management Discussion in the Prospectus dated October 2, 2014, issued in connection with our initial public offering.

Results of Operations

Comparison of 9 month periods Ended September 30, 2013 and 2014

	9 months ended September 30,		Increase (Decrease)
	2013	2014	$	%
	(in thousands)

Research and development, gross	$10,009	$9,397	$(612)	6%
Government grants	(468)	(1,120)	652	139

Research and development, net	$9,541	$8,278	$(1,263)	13

General and administrative	1,616	1,477	(139)	9

Operating loss	11,157	9,755	(1,402)	13

Financial expense (income), net	806	2,517	1,711	212

Loss	$11,963	$12,272	$309	2

Research and development expenses, net. Research and development expenses are shown net of OCS grants. Research and development expenses for the Period were $8.3 million, compared to $9.5 million for the Parallel Period, a decrease of $1.3 million, or 13%. The decrease in research and development expense was primarily due to a $0.7 million increase in the amount of OCS grants received in the Period, which totaled $1.1 million, as compared to $0.5 million received in the Parallel Period since the OCS renewed the support in our Lecinoxoid project as of August 2013, after one year of gap due to OCS budgetary restraints and their view of the status of our Lecinoxoid program at that time. Additionally, in 2013 we developed the scaled up manufacturing process for VB-111 (expense of $0.9 million in the Parallel Period) partially offset by $0.6 million increase in the Period for the Phase 2 clinical development of VB-201 due to the progress in both studies.

General and administrative expenses. General and administrative expenses for the Period were $1.5 million, compared to $1.6 million for the Parallel Period, a decrease of $0.1 million, or 9%. The decrease in general and administrative expense was primarily attributable to decrease in the head count partially offset by increase in travelling costs and other expenses.

Financial expense (income), net. Financial expense, net for the Period were $2.5 million, compared to $0.8 million for the Parallel Period, an increase of $1.7 million, attributable to the change in the fair value of the convertible loan since its closing on July 1, 2013 to its conversion I May 2014.

Liquidity and Capital Resources

Since our inception and through September 30, 2014, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the public offering ($34.9 million net) and $15.7 million from OCS grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We expect our cash, cash equivalents and short-term bank deposits, as of October 31, 2014 to be sufficient to fund our operations for approximately 27 months.

Funding Requirements

At September 30, 2014, we had cash, cash equivalents and short-term bank deposits totaling $4.8 million and working capital of $2.7 million. On October 6, 2014, we received $37.2 million of proceeds from the public offering, net of the underwriters’ commission, and on November 5, 2014 we received additional $0.5 million of net proceeds from the partial exercise of the underwriters’ option. We expect that our cash, including the net proceeds from the public offering, will enable us to fund our operating expenses and capital expenditures requirements for at least 27 months and will be sufficient to enable us to receive interim data from our planned Phase 3 clinical trial of VB-111 in rGBM, to complete our early Phase 2 clinical trial for VB-111 in thyroid cancer, to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer, and to complete our Phase 2 clinical trials for VB- 201 in psoriasis and ulcerative colitis.

We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111, VB-201 and our other product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of VB-111, VB-201 and any other product candidates we may pursue;

•	the costs of future development activities, including clinical trials, for VB-111, VB-201 and any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Period ended September 30,
	2013	2014
	(in thousands)
Cash used in operating activities	$(9,435)	$(11,216)
Cash provided by investing activities	687	1,445

Cash provided by financing activities	10,000	5,205

Net (decrease) increase in cash and cash equivalents	$1,252	$(4,566)

Operating Activities

Cash used in operating activities for the Period was $11.2 million and consisted primarily of net loss of $12.3 million arising primarily from research and development activities in addition to net increase in working capital of $1.7 million, partially offset by net aggregate non-cash charges of $2.8 million.

Cash used in operating activities for the Parallel Period was $9.4 million and consisted primarily of net loss of $12.0 million, partially offset by a net reduction of $1.1 million in working capital, and aggregate noncash charges of $1.7 million.

Investing Activities

Net cash provided by investing activities was $1.4 million for the Period and $0.7 million for the Parallel Period. This was primarily due to maturation of short-term bank deposits.

Financing Activities

Cash provided by financing activities for the Period was $5.2 million, comprised of $4.9 million proceeds from Round E and $0.3 million from the exercise of employees’ stock options.

Cash provided by financing activities for the Parallel Period and the year ended December 31, 2013 was the result of the receipt of $10.0 million from the convertible loan.

Convertible Loan

In July 2013 we entered into a convertible loan agreement with shareholders and related parties of our company, which provided for the infusion of an aggregate amount of $10.0 million in the form of a convertible loan to bridge our cash needs until a financing was achieved. On May 15, 2014, in connection with the closing of our Series E financing, the loan automatically converted into Series E preferred shares. As of September 30, 2014 there is no financing debt element on our Balance Sheet.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of September 30, 2014 that will affect our future liquidity:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)

Purchase obligations to CROs	$2,400	$2,400	$—	$—	$—
Licenses	378	126	252	—	—
Operating Leases	650	350	300	—	—

Total	$3,428	$2,876	$552	$—	$—

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 40% of our expenses are denominated in New Israeli Shekels and 10% in Euros. Changes of 5% and 10% in the US$/NIS or the US$/Euro exchange rate will increase or decrease the operation expenses by up to 2% and 4.5%, respectively.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

IFRS 9 “Financial Instruments” is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial assets and hedge accounting continues to apply. The 2013 amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. We have not yet assessed the full impact of the standard.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.